

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2015

Via E-Mail
Christopher J. Abate
Chief Financial Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

> **Re: Redwood Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed May 7, 2015**
> **File No. 001-13759**

Dear Mr. Abate:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Mortgage Servicing Rights Investments, page 60

1. Please provide us with additional details regarding your Mortgage Servicing Rights investments (MSRs) including whether you have retained the basic MSR and excess MSR. Additionally, tell us the weighted average yield that you have earned on these assets for all periods presented and whether you have any outstanding servicer advances. Please update your disclosure in future filings accordingly.

Item 8. Financial Statements and Supplementary Data

Note 5. Fair Value of Financial Instruments, F-29

2. We note your disclosure on page F-36 that the fair value for residential loans is determined based on either an exit price to securitization or the whole loan market. Please tell us how you determine which of these two markets to use for your residential loans and how you have concluded that the market used in your valuation is the principal or most advantageous market.

Form 10-Q for the quarterly period ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Mortgage Banking Activities, Net, page 69

3. We note your disclosure on page 70 that you began to account for commitments to purchase jumbo loans as derivatives as a result of amendments to the agreements governing these commitments. Please provide to us additional details regarding the terms of the referenced amendments, how they qualify your loan purchase commitments to be accounted for as a derivative, and quantify the impact to your financial statements. Also, tell us the accounting guidance upon you which you relied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3446.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief